Exhibit 5.1

April 13, 2011	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, California 95119

Re:	Offering of 11,730,000 Shares of Common Stock

Ladies and Gentlemen:

We have acted as special counsel to OCZ Technology Group, Inc. (the “Company”) in connection with the offer and sale of up to 11,730,000 shares (including 1,530,000 shares issuable upon exercise of an over-allotment option granted by the Company to the Underwriters (as defined below)) (the “Shares”) of the Company’s common stock, par value $0.0025 per share (the “Common Stock”), pursuant to an underwriting agreement, dated April 7, 2011 (the “Underwriting Agreement”), by and among the Company, Stifel, Nicolaus & Company, Incorporated and Needham & Company, LLC, as representatives (the “Representatives”) of the several underwriters named on Schedule I to the Underwriting Agreement (the “Underwriters”).  We have also participated in the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of a registration statement on Form S-3, File No. 333-172623 (the “Registration Statement”), registering for offer and sale $100,000,000 of Common Stock and a prospectus supplement dated April 7, 2011 (the “Prospectus Supplement”) to the prospectus (the “Prospectus”) dated March 14, 2011.  In this connection, we have examined such corporate and other records, instruments, certificates and documents as we considered necessary to enable us to express this opinion.

Based upon and subject to the foregoing it is our opinion that the Shares have been duly authorized for issuance and when issued and paid for as contemplated by the Underwriting Agreement will be validly issued, fully paid and non-assessable shares of capital stock of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to being named in the Prospectus Supplement and the Prospectus under the captions “Legal Matters” with respect to the matters stated therein.  In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of the Securities Act.

The opinions and statements expressed herein are as of the date hereof.  We assume no obligation to update or supplement this opinion letter to reflect any facts or circumstances that may hereafter come to our attention or any changes in applicable law which may hereafter occur.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

OCZ Technology Group, Inc.
April 13, 2011

We express no opinion as to matters under or involving any laws other than the laws of the State of Illinois, the laws of the State of Delaware and the federal laws of the United States of America.

Sincerely, /s/ Mayer Brown LLP Mayer Brown LLP